Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Funko, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

361008105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jon P. & Trishawn P. Kipp Children’s Trust uad 5/31/2014
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 720,811
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 720,811

9	Aggregate Amount Beneficially Owned by Each Reporting Person 720,811
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.83%
12	Type of Reporting Person OO (Trust)

1	Names of Reporting Persons Trishawn P. Kipp
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 720,811
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 720,811

9	Aggregate Amount Beneficially Owned by Each Reporting Person 720,811
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 2.83%
12	Type of Reporting Person IN

ITEM 1. (a)	Name of Issuer:

Funko, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

2802 Wetmore Avenue

Everett, Washington 98201

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Jon P. & Trishawn P. Kipp Children’s Trust uad 5/31/2014 (the “Trust”)

Trishawn P. Kipp

(b)	Address or Principal Business Office:

The business address of each of the Reporting Persons is C/O Funko, Inc., 2802 Wetmore Avenue, Everett Washington, 98201.

(c)	Citizenship of each Reporting Person is:

Trishawn P. Kipp is a citizen of the United States and the Trust is organized in the state of Washington.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

361008105

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2018, based on 24,733,240 shares of Class A Common Stock issued and outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018, and assumes the conversion of the Common Units (“Common Units”) of Funko Acquisition Holdings, L.L.C. held by the Reporting Persons into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jon P. & Trishawn P. Kipp Children’s Trust uad 5/31/2014	720,811	2.83%	0	720,811	0	720,811
Trishawn P. Kipp	720,811	2.83%	0	720,811	0	720,811

The Trust is the record holder of 720,811 Common Units. Trishawn P. Kipp is the sole trustee of the Trust and may be deemed to indirectly beneficially own the securities held by the Trust.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

Jon P. & Trishawn P. Kipp Children’s Trust uad 5/31/2014

By:	/s/ Trishawn P. Kipp
Name:	Trishawn P. Kipp
Title:	Trustee

/s/ Trishawn P. Kipp
Trishawn P. Kipp